FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES EXIT PRODUCTION RATE FOR FIRST QUARTER 2007 AND UPDATES 2007 PROGRAM

Didsbury, Alberta – Thursday, April 5, 2007 – JED Oil Inc. (AMEX: JDO) (“JED”) today announced it exited the first quarter of 2007 at a production rate of 1,150 boe/d, an increase of 190 boe/d from the exit rate for the fourth quarter of 2006.  During the first quarter, a previously drilled gas well in Ferrier was completed.  In addition, after reviewing the offers received for JED’s North Ferrier assets, it has been decided not to proceed with the previously announced sale at this time.  “We received offers that were reasonable for the proved reserves, but in management’s opinion, were not adequate consideration for the potential reserves,” stated James Rundell, President of JED.  “Therefore we decided that it was in JED’s best interest to develop the reserves ourselves.”  There are five drilling sites in Ferrier that will be drilled in the second quarter as the next stage in JED’s 2007 drilling program.  Management continues to pursue additional opportunities that meet its criteria.

Also in the first quarter, JED drilled a gas-targeted test well in a new area, which was dry and abandoned.

Boe's, or barrels of oil equivalent, may be misleading if used in isolation.  A boe conversion ratio of 6 mcf to 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

About JED Oil Inc.

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.

This press release contains forward-looking statements. The words “proposed”, “anticipated” and scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.  Factors that may affect future results are contained in JED’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov) and JED’s filings with the Alberta Securities Commission, which are available at the Web site (http://www.SEDAR.com).  JED is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Tom Jacobsen, CEO

Linda Latman  (212) 836-9609

(403) 335-2107

Lena Cati (212) 836-9611

Marcia Johnston, General Counsel

www.theequitygroup.com

(403) 335-2105

www.jedoil.com